June 3, 2008	TSX: QC AMEX/AIM: QCC

DIRECTOR DEALING

Vancouver, British Columbia – Quest Capital Corp. (the “Company”) reports that on June 3, 2008, Walter M. Traub advised that on May 30, 2008 he purchased 5,000 common shares of the Company at the price of $2.00 per share.  After giving effect to the puchase of these shares, Walter Traub holds 5,000 shares of the Company or approximately 0.003% of the issued and oustanding share capital of the Company.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614